UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 12, 2018

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Submissions of Matters to a Vote of Shareholders

Yatra Online, Inc. (the “Company”) held its Annual General Meeting of shareholders on December 12, 2018. The following resolutions, as described in detail in the Company’s proxy statement attached to the Company’s Form 6-K filed on November 6, 2018, were submitted to the Company’s shareholders at this meeting and were duly approved and passed:

(i)                                     The election of Mr. Murlidhara Lakshmikantha Kadaba, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2021 annual general meeting of shareholders;

(ii)                                  The election of Mr. Sanjay Arora, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2021 annual general meeting of shareholders; and

(iii)                               The ratification of the appointment of Ernst & Young Associates LLP as the Company’s independent registered public accountant for the fiscal year ending March 31, 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: December 12, 2018	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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